January 31, 2006


Movie Gallery Inc.
Commission file #: 000-24548
Responses to Staff's Comments on letter dated December 21,2005


Form 10-K for the year ended January 2, 2005

1. We note your disclosure on page 9 that you have a customer loyalty program, Reel Players, which is based on a point system and provides customers the opportunity to earn free rentals and discounts on movie purchases. Please tell us and explain in the notes to your financial statements in future filings, how you value and account for free rentals and discounts awarded to customers under this program.

Response
Customers who choose to participate in our Reel Players program accumulate points on their account each time they rent or purchase movies or games in our store. After accumulating a defined level of points, the customer receives a coupon printed by our point of sale system for a free rental or a discount off the purchase of a previously viewed movie or game. The coupon expires 45 days after issuance to the customer. The coupon cannot be redeemed for new merchandise. Similar to our accounting for all other promotional coupons included in periodic mailings or promotions, no entry is made when the coupon is given to the customer. In order to redeem the coupon, the customer must bring it with them on a subsequent visit (it is not automatically offered at the register). When the coupon is redeemed by the customer, rental revenue is recognized for the current rental price of the movie or game or the current sale price of the previously viewed movie or game. A corresponding promotional credit is also recorded against rental revenue to offset the value of the transaction. We note that this type of transaction was addressed by the EITF in the discussion of EITF 00-22 (Issue
1) and that the EITF did not reach a consensus. Nevertheless, we considered the alternative views discussed in that EITF Issue and concluded that due to the volume of redemptions, the relatively short expiration of the coupons offered and the historical non-redemption rate, the effect of applying a different accounting model to this activity would be insignificant. We will revise future filings to include the following disclosure in our revenue recognition policy footnote:

We offer a point based loyalty program, Reel Players, to our customers. The program provides customers the opportunity to earn free rentals or discounts on previously viewed inventory purchases. The Reel Players coupon is issued to a customer upon accumulation of a predefined number of points that are earned for previous rental or sale transactions. Rental revenue is recognized when the coupon is redeemed by the customer for the current rental price of the movie or game or the current sale price of the previously viewed movie or game. A corresponding promotional credit is recorded against rental revenue to offset the value of the transaction in accordance with the terms of the coupon.

2. We note from your table of Selected Financial Statement and Operational Data that you present "equity in losses of unconsolidated entities" above the operating income line item. For consistency with your financial statement presentation, please revised future filings to present the "equity in losses of unconsolidated entities" below operating income if you continue to separately present the caption in this table.

Response
We note the Staff's comment and will revise future filings if we continue to separately present "equity in losses of unconsolidated entities" in the MD&A Selected Financial Statement and Operational Data table to be consistent with our financial statement presentation.

3. We note that you have presented purchases of rental inventory-base stock as a component of investing activities. Please revise to also present proceeds from the sale of base stock rental inventory as a component of cash flows from investing activities, as including declines in base stock rental inventories in operating cash flows results in an overstatement of cash flows from operations.

Response
The Staff's comment is noted. The Company generally does not sell base stock or catalog rental inventories. Base stock inventory is sold only if a format or specific title is being phased out (e.g. VHS catalog rental inventory being replaced by DVD or some future format). Prior to being sold, base stock inventory is converted to previously viewed product available for sale and is indistinguishable from other previously viewed product. Accordingly we historically have been unable to determine the proceeds generated by the sales of specific units that were formerly classified as base stock rental inventory. While we believe our current presentation, which classifies most of our rental inventory purchases as operating activities already, but treats purchases of base stock inventory as an investing activity is appropriate, we acknowledge that there could be some cash inflows attributable to base stock that is not matched with the related cash flows in the investing activities. To minimize the potential overstatement of cash flows from operations, we will reclassify purchases of rental inventory-base stock from investing activities to operating activities for all periods presented in our Consolidated Statement of Cash Flows included in our Form 10K filed on or before March 17, 2006 and all future filings. We will also revise all other disclosures of operating and investing cash flows made in our Form 10-K to be consistent with the financial statement presentation.

4. We note that the fiscal 2003 balance sheet reflects the reclassification of certain outstanding checks that were made between cash and cash equivalents, prepaid expenses and accounts payable. Please tell us the nature of these reclassifications including your accounting basis for the past and current balance sheet and cash flow presentations.

Response
In the third quarter of 2004, during our financial statement close process, we noted a misclassification of outstanding checks that should have been offset against available cash in our concentration account versus being classified as a current liability. The outstanding checks included rent payments under operating leases (that are actually due on or about the first day of the month) for the following month that are typically paid during the last week of the prior month. This misclassification was also contained in the fiscal 2003 balance sheet. Accordingly, we reclassified outstanding checks in the balance sheets for all prior periods affected by the misclassifications and made corresponding reclassifications in the statements of cash flows for all affected periods to reflect the reclassifications in the fiancial statements for the third quarter of 2004. We have consistently classified the outstanding checks in all subsequent periods, to the extent that sufficient funds were on deposit in our bank accounts to cover checks issued and released prior to month end. For any period where cash on hand in our concentration accounts were/are not sufficient to cover the outstanding checks issued, we have and will continue to classify those as current liabilities.

5. We note that you recorded a cumulative fourth quarter adjustment to correct depreciation expense of $6.3 million, related to a correction in your accounting for leases and leasehold improvements, of which $2.9 million related to years prior to 2004 and was not considered material to warrant a restatement. Please show us your analysis of the materiality of the 2004 adjustment to the quarterly operating results for each of the quarterly periods comprising 2004 and explain why you do not believe that restatement of the first through third quarter of 2004 is necessary. Additionally, tell us the amount of the $2.9 million adjustment related to prior years that related to fiscal years 2003 and 2002. We may have further comment upon review of your response.

Response
Our analysis of the materiality of the fourth quarter adjustment to depreciation expense was based on a consideration of both quantitative and qualitative factors, pursuant to SAB 99. The schedule below illustrates our quantitative analysis of the adjustments on income for the full fiscal years 2002 through 2004, as well as the interim periods of fiscal 2004. Based on the immateriality of the cumulative difference to the 2004 income statement and the immateriality of the year-to-year differences in 2002 and 2003, we recorded the impact of this lease accounting review as a fourth quarter charge in fiscal 2004. We also considered the impact of the error on the previously reported results for each of the first three quarters and determined that the uncorrected error was not material to any of the prior quarters within fiscal 2004.

			FY 2002 FY 2003   Q1      Q2     Q3     Q4   FY 2004
Net income before tax,   34,857  81,423 29,997  17,433 15,105 18,669  81,204
as reported (NIBT)

Depreciation expense       (665) (1,858)  (803)   (875)  (879) 5,431   2,874
adjustment
% of NIBT		  -1.91%  -2.28% -2.68%  -5.02% -5.82% 29.09%   3.54%

Adjusted net income      34,192  79,565 29,194  16,558 14,226 24,100  84,078
before tax (ANIBT)
% of ANIBT		   -1.9%   -2.3%  -2.8%   -5.3%  -6.2%  22.5%    3.4%

Our qualitative analysis included the following considerations:

- The effect of not correcting the errors through restatement was not material to the trend of earnings or debt covenants;

- The adjustment was non-cash and had no impact on cash flow from operations.

Furthermore, we considered the provisions of par. 29 of APB 28, which state that for purposes of evaluating the materiality of such adjustments on the results of operations for interim periods, the measure of "materiality" should be based on what is material to the annual financial statements, not on the interim period operating results.

6. We note from your Schedule 14A Proxy Statement filed May 6, 2005, that under the Certain Relationships and Related Party Transactions section, you disclose a number of related party transactions which are not included in the notes to your financial statements in your Form 10-K. In the notes to your financial statements in future filings, please disclose the nature of the relationship of the parties involved, a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, and the dollar amounts of transactions for each of the periods for which income statements are presented. Your revised disclosure should include all transactions between the Company and entities affiliated with its officers and directors.

Response
The Staff's comment is noted. We evaluate all related party transactions in terms of materiality -- taking into consideration both qualitative and quantitative factors such as:

1. Relevance of the information regarding the related party transaction and whether the operating results or financial position of the company would be significantly different had the related party transaction not taken place and/or

2. Impact that related party transactions would have on the users of the financial statements ability to compare the company's results of operations and financial position with those of prior periods and with those of other enterprises.
To the extent related party transactions are material, the company will disclose the transactions in accordance with SFAS 57. Future filings of the company's Form 10-K will include all material related party transactions in accordance with SFAS 57 paragraph 2.

7. Please advise us in further detail regarding the nature of the adjustments to the deferred tax asset valuation allowance during the fiscal years ended January 5, 2003 and January 4, 2004 that are described as "revision of allowance to offset true-up of preliminary estimated net operating loss carryforwards to actual". Similarly explain the nature of the $1,291 adjustment recognized during the fiscal year ended January 2, 2005 that is described as "reduction to true-up preliminary estimated state net operating losses to actual". Your response should clearly explain why management does not believe these adjustments represent corrections of errors pursuant to paragraph 36 of APB 20. We may have further comment upon review of your response.

Response
On December 21, 2001, we purchased the stock of Video Update, Inc. and its subsidiaries out of bankruptcy. We applied purchase accounting to the acquired assets and liabilities, including net operating loss ("NOL") carryforwards. We estimated the deferred tax asset related to the NOL's available at the end of the fiscal year ended January 6th, 2002, at $25.5 million with a valuation allowance of $18.4 million for a net deferred tax asset of $7.1 million. Subsequent adjustments to the NOL were the result of new information regarding the nature and amount of the NOL's.
In each case, the adjustments to the NOL were offset by a corresponding adjustment to the valuation allowance resulting in no impact to income tax expense, as our estimate of the net realizable amount of NOL's was unchanged. Other changes in the valuation allowance as a result of utilization of NOL's or other miscellaneous adjustments were properly adjusted to income tax expense. Accordingly, we do not believe any of these adjustments represent corrections of an error. We will clarify footnote disclosures in Schedule II in future filings by eliminating the parenthetical references.

The following table illustrates the adjustments to the valuation allowance and the corresponding impact to the net deferred tax asset:

		                     Deferred      Valuation    Net Deferred
                                     Tax Asset     Allowance      Tax Asset
Balance YE 2001 (1/6/2002)		25,490 	     (18,412)          7,078
----------------------------------------------------------------------------
True-up estimated NOLs (1)	         6,541        (6,541)              -
Miscellaneous adjustments                  (87)            -             (87)
YE 2002 (1/5/2003)                      31,944       (24,953)          6,991
----------------------------------------------------------------------------
True-up estimated NOLs (1)                9,491        (9,491)             -
Utilization of NOL in return               (600)            -           (600)
Miscellaneous adjustments                  (214)            -           (214)
YE 2003 (1/4/2004)                       40,621       (34,444)         6,177
----------------------------------------------------------------------------
True-up estimated NOLs (1)               (1,291)        1,291              -
Utilization of state NOL in return         (411)          411              -
Miscellaneous adjustments                  (202)          100           (102)
YE 2004 (1/2/2005)                       38,717       (32,642)         6,075
----------------------------------------------------------------------------

(1) The true-ups of the estimated NOLs were a result of the following factors:

- Video Update was acquired out of bankruptcy with very few long-term employees in place and poor record keeping;

- Acquisition occurred late in the year leaving an inadequate amount of time to perform a complete review of the status of the NOLs;

- The original purchase price allocation was based on an estimate based on the best information available at that time;

- Video Update did business in approximately 30 states; Individual state NOLs had to be researched and analyzed in addition to the federal NOLs;

-  First round of NOL true-ups did not take place until September
2002 when the short period returns from 2001 were filed;

- Subsequent to filing of the 2001 returns, it was discovered that there was a subsidiary of Video Update that was dissolved prior to the acquisition but the related NOLs were not included in the original computation of the purchase price allocation nor in the 2001 tax returns; This true-up was made during 2003.


From 10-QSB for the quarter ended July 3, 2005

8. We note your disclosure that purchases of DVD catalog are currently amortized on an accelerated basis over twenty-four months and VHS catalog is amortized on an accelerated basis over twenty-four months for new store purchases and six months for all other catalog purchases. This disclosure appears to be inconsistent from that in Note 1 to the financial statements included in your Form 10-K for the year ended January 3, 2005 which states that base stock movie inventory is amortized on an accelerated basis over the first twelve months and then on a straight-line basis over the next twelve months for DVD and VHS. Please reconcile these inconsistencies for us and revise further filings as appropriate.

Response
We note the Staff's comment regarding the differences in the description of our amortization policy in the footnote disclosures in Movie Gallery's 2004 Form 10-K versus the similar disclosure in the second quarter 2005 Form 10-Q. To clarify, there have been no changes in our amortization methods or rates for catalog VHS and DVD inventory. We simply shortened the description to omit unnecessary detail. As many accelerated methods of amortization convert to straight-line at some point during the useful life, we felt that disclosure of the specific point at which our amortization method switches to straight-line was not necessary to an understanding of our policy. Although our prior footnote wording did include this level of detail, we no longer believe that it is necessary to an understanding of our amortization policy, and we have decided to eliminate that level of detail from the description of our policy. We believe the current disclosure is more appropriate and therefore we propose that we do not revert to our former language in future filings.

9. We note the disclosure indicating that in order to conform Hollywood's accounting method of extended viewing fees to that used by Movie Gallery, the Company has reflected the portion of extended viewing fees that related to receivables from customers at the date of the merger as a reduction of the receivable balance and extended viewing fees are no longer being recognized in advance of collection. We further note that as a result, in the thirteen and twenty-six week periods ended July 3, 2005, this transition in accounting methods reduced rental revenue by $12.8 million and reduced operating income by $11.2 million after for adjusting accrued revenue sharing on accrued extended viewing fees.

We believe this disclosure is not entirely accurate since Hollywood's results were not included in you results of operations prior to the merger, and therefore you rental revenues and operating income were not actually reduced by these amounts. A more accurate statement would be to indicate that extended viewing fees subsequent to the merger were lower than in periods prior to the merger as a result of this transition in accounting policy. Please confirm that you will clarify your disclosure regarding this matter in any future filings.

Response
The staff's comment is noted and the disclosure will be clarified in future filings. The disclosure in future filings will read as follows:

The Company has reflected the portion of extended viewing fees collected that related to receivables from customers at the date of the merger as a reduction of the receivable balance and extended viewing fees are no longer being recognized in advance of collection. As a result of this transition in accounting policy, in the ten week period ended July 3, 2005 for the Hollywood segment, extended viewing fees recognized as rental revenue and operating income were $12.8 million and $11.2 million, respectively, less than in the comparable period of 2004 (prior to the merger).

10. We note from your disclosure in Note 2 that you allocated $170.9 million of the purchase price of Hollywood Entertainment to the indefinite lived trade name of Hollywood Video. Please tell us in detail how you determined the fair value of this intangible asset. Also, please tell us why you have determined that the asset does not have a 15-year useful life, especially considering you have assigned a useful life to the intangible asset related to the Game Crazy trademark. Include in your response an analysis that considers all of the relevant factors in paragraph 11 of SFAS No. 142 and any additional information such as any restrictions or limitations that exist regarding the life of the trade name. Also, tell us the methods you plan to utilize for assessing the asset for impairment.

Response
The Company retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to value the Hollywood trade name. The valuation specialists used the Relief from Royalty method, a specific Discounted Cash Flow (DCF) approach to analyze cash flows attributable to the Hollywood trade name. The fair value of the Hollywood trade name is the present value of the income associated with the trade name based on a 2.0% royalty rate and a 16.0% discount rate. Management provided revenue projections for the years 2005 through 2011. The income associated with the Hollywood trade name is calculated by using the revenue projections multiplied by the 2.0% royalty rate and then applying a 38.5% marginal tax rate. A terminal value was calculated using a 1.5% terminal growth rate and discount rate. These cash flows were discounted back to the transaction date and an amortization tax shield value was added to trade name cash flows based on current tax legislation.

The life of the Hollywood trade name is considered to be indefinite because we expect to use the trade name in the home movie entertainment business indefinitely, and we expect to generate cash flows using this trade name indefinitely. The relevant factors in paragraph 11 of SFAS 142 were considered as follows in determining the indefinite life.

a) The expected use of the asset by the entity - Management intends to maintain the Hollywood brand and store format indefinitely. The Hollywood trade name is a national brand with significant brand recognition in the marketplace.

b) The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate - The Hollywood trade name is not dependent on the store format. The trade name is being used on the internet, on video kiosks outside of the stores, and the company has plans to use the trade name in other alternative delivery vehicles such as video on demand and home delivery.

c) Any legal, regulatory, or contractual provisions that may limit the useful life - The Hollywood trade name was first used in 1989, was registered in 1994 and the United States Office of Patents and Trademarks acknowledged a
Section 15 affidavit on November 30, 2001. There are no legal, regulatory or contractual provisions that limit the useful life.

d) Any legal, regulatory, or contractual provisions that enable the renewal or extension of the asset's legal or contractual life without substantial cost -The trade name can be renewed or extended at a nominal cost.

e) The effects of obsolescence, demand, competition, and other economic factors - The theatrical movie business has been in existence for over 100 years. The home entertainment industry is expected to benefit from the release of high definition DVDs in the near future. The Company is pursing alternative delivery channels including kiosks, internet, video on demand, and home delivery in addition to the existing store base.

f) The level of maintenance expenditures required to obtain the expected future cash flows from the asset - The level of maintenance expenditures required to obtain the expected future cash flows from exploitation of the trade name are not incremental to running our business.

The 15 year life of the Game Crazy trade name was based on a limited history, its historically negative operating margin and its relative dependency on the Hollywood trade name. In reaching the conclusion that the life of the Game Crazy trade name was finite, rather than indefinite, we also considered the competitive position of our Game Crazy business relative to its competitors, and noted that it does not have the same dominant market share position that the Hollywood trade name enjoyed immediately prior to the acquisition. We therefore considered this trade name to be fundamentally different, in terms of the criteria referred to in paragraph 11 of SFAS 142, from the Hollywood trade name.

The Hollywood trade name will be tested annually (or upon the occurrence of other "triggering" event) for impairment using the same Relief from Royalty method (DCF) used to establish the fair value in accordance with SFAS 142 paragraphs 17 and 23-24.

11. We note your disclosure that the changes in the carrying amounts of goodwill during the fiscal year ended January, 2005 included approximately $8.4 million in adjustments to acquired goodwill. Please explain and disclose in future filings the nature of those adjustments to goodwill.

Response
The $8.4 million in adjustments to acquired goodwill were adjustments to the preliminary purchase price allocation of the Hollywood acquisition detailed in note 2 Business Combinations for the period ended July 3, 2005. The $8.4 million is comprised of adjustments for:

a) $5.9 million in employee separation costs for Hollywood employees detailed in note 2 Business Combinations in accordance with EITF 95-3

b) $2.1 million in costs to close 50 Game Crazy departments ($1.8 million in asset disposals and $0.3 million in cash costs) detailed in note 2 Business Combinations in accordance with SFAS 141 Business combinations

c) $0.3 million in adjustments to fixed asset fair value

d) $0.1 million in the carrying value of merger related expense accruals.

The dollar amount and nature of the above items will be included in the adjusted acquired goodwill total in future filings.


Form 10-QSB for the quarter ended October 3, 2005


12. Please tell us and explain in the notes to your financial statements in future filings the facts or circumstances that resulted in the change in the purchase price allocation for the acquisition of Hollywood during the third quarter of 2005.

Response
The purchase price allocation and fair value evaluations were in process as of the opening balance sheet and were further revised in the third quarter. We stated in note 2 paragraph 3 of the second quarter Form 10-Q, that the purchase price allocation was preliminary and adjustments were expected. Below are the explanations of the adjustments to the preliminary purchase price allocations:

a) Accounts Payable - During the third quarter we completed an analysis as to the amount we believe we owed to the studios as of the opening balance sheet date. The analysis was based on revised estimates, detailed reconciliations and true up of accrual estimates made in Hollywood's April 27 closing balance sheet to their actual amounts.

b) Accrued liabilities - The adjustments as of the acquisition date include:

- recording a liability for employee separation costs for Hollywood employees (EITF 95-3) as explained in the response to Staff comment #11 above;

- adjusting to fair value of Hollywood favorable and unfavorable operating leases based on a report received from the valuation consultant in the third quarter;

- adjusting pre-acquisition legal contingencies to the amount determined by Movie Gallery to be more probable based on management's assessment of the individual matters using all available information;

- adjusting accrued bonuses estimated at the acquisition date (April 27, 2005) to actual amounts subsequently paid (considering the impact of employee separations and changes to the bonus plans implemented as of the transaction date by Movie Gallery);

- adjusting the accruals for Hollywood pre-merger expenses included in the April 27, 2005 Hollywood balance sheet to their actual amounts;

- adjusting the store closure accrual (EITF 95-3)to reflect the cost to close 50 Game Crazy stores that we determined to close shortly after the merger was completed (as explained in the response to staff comment #11 above).

c) Deferred revenue - The adjustment of deferred revenue liability balances, related to adjusting deferred revenue associated with stored value (gift) cards to fair value in accordance with EITF 01-3. This adjustment was determined, in part, based on an analysis of the fair value completed by our valuation advisors in the third quarter.

These adjustments account for substantially all of the goodwill adjustments related to the purchase price allocation for the acquisition of Hollywood during the third quarter of 2005. We will expand our disclosure in future filings to include the facts and circumstances resulting in the change in purchase price allocation.


13. Please tell us and revise the notes to your financial statements to disclose the factors that contributed to a purchase price that resulted in recognition of goodwill in connection with the Hollywood and VHQ acquisition transactions. Refer to the requirements of paragraph 51b of SFAS No. 141.

Response
Movie Gallery, Inc. was willing to pay a premium to acquire Hollywood based on the following factors:

a) Geographic footprint of combined companies - The merger forms a strong number two competitor in the specialty home video retail industry that combines Hollywood's prime urban superstore locations with Movie Gallery's substantial presence in rural and suburban markets. The two companies possess minimal store overlap as a result of Movie Gallery's significant east coast presence and focus on rural and suburban locations and Hollywood's significant west coast presence and focus on urban locations.

b) Cost savings - We expect the combined operation to achieve cost benefits resulting from the reduction of duplicative general and administrative costs and the realization of scale economies with respect to products and services purchased from studios and merchandisers.

c) Operating efficiencies - We expect to improve operational performance due to greater distribution density, consolidation of duplicative functions and the adoption of best practices at the approximately 4,570 store locations that the combined company will have after the merger.

d) In order to make this acquisition, Movie Gallery participated in a competitive bidding process against Leonard Green & Partners L.P. and Blockbuster, Inc. Movie Gallery's successful bid was $1.25 per share lower than Blockbuster, Inc.'s bid.

e) Hollywood's stock (NASDAQ symbol HLYW) was trading at a premium to book value due to merger and acquisition speculation.

These factors contributed to a purchase price that resulted in recognition of goodwill in connection with the acquisition of Hollywood. The notes in future filings will be revised to include the requested information regarding the Hollywood acquisition.

With respect to VHQ, we were willing to pay a premium for this acquisition in order to eliminate a direct competitor, strengthen our market share position in Canada, and take advantage of operational and overhead synergies.
However, we did not include this disclosure in our Form 10-Q because we do not consider VHQ to be an individually significant acquisition. The purchase price of VHQ was insignificant in relation to the Hollywood acquisition and its impact on our operating results and financial condition are insignificant relative to the size of the combined company. In this regard, we specifically considered the disclosure requirements listed under paragraph 51 of SFAS No. 141 pertaining to a "material" business combination. To determine materiality, we looked to the guidance in Section 210.11-01(b) and Section 210.1-02(w) of Regulation S-X. In our view, neither VHQ, individually, nor the sum of VHQ and the other immaterial acquisitions, in the aggregate, meet the conditions set forth in determining materiality (i.e., a "significant subsidiary"). Please note that we have disclosed substantially more information about these acquisitions than is otherwise called for in paragraphs 53 (individually immaterial business combinations) and 52 (materiality of goodwill in relation to total acquisition cost) of SFAS No.
141. Although the sum of the VHQ acquisition and the other individually immaterial acquisitions are not, in the aggregate, material, we have presented this information in the belief that it is useful to investors. We do not propose to add further disclosure in our future filings concerning the VHQ acquisition.

14. We note from your disclosure in Note 2 that on August 29, 2005 Boards Video Company LLC exercised a contractual right to require Hollywood to purchase all of the 20 Hollywood Video stores and 17 Game Crazy stores pursuant to a "put" option contained in the license agreement for these stores. Please explain to us, and disclose in future filings, the date at which you issued the "put" option and the nature of the terms of the "put" option, including the amount or formula for determining the purchase price of the stores. Also, please tell us how you accounted for this "put" option liability at the time it was issued and the literature that supports you accounting treatment. Additionally, please explain how this "put" option was valued and accounted for in the Hollywood acquisition transaction.

Response
The contingent "put" option, and a related contingent "call" option, was contained in the License Agreement between Hollywood and Boards (Licensee) which was effective January 25, 2001, and related to certain stores and related assets. On a change of control (as defined in the agreement) Hollywood had an option to purchase the stores from the Licensee within six months. Likewise, on a change in control, the Licensee had the option to require Hollywood to purchase the stores within six months. In both cases, the price of the option to purchase or option to sell was detailed in the License Agreement and was at fair value as determined by an appraisal process.

This feature of the license was determined not to be a derivative (or embedded derivative) under FASB Statement No. 133 because it did not meet the definition of a derivative. The put and call features were not net settleable as there was no provision for net cash settlement, there was no market for the option features, and the underlying asset (the stores) were not readily convertible to cash. We did consider the Staff's preference that written options, regardless of whether they are derivatives under the literature or not, be reflected in the financial statements at fair value. However, there was no asset assigned to the call option nor liability assigned to the written put option both a) when the License agreement was signed by Hollywood and Boards, and b) as of the acquisition (in our purchase accounting) since both the written "put" and the "call" would be exercised as fair value transactions, and an option to transact at fair value has a fair value of zero. Paragraph 37 (k) of SFAS 141 requires establishing a value for favorable and unfavorable contracts and since both the "put" and the "call" are fair value, there is no favorable or unfavorable component to value in purchase accounting.

The purchase of Hollywood by the Company met the definition of a "change of control" per the License agreement and the "put" option was exercised by Boards Video Company LLC. As disclosed in note 2 in our third quarter Form 10-Q, we expect to complete the acquisition of these stores in first quarter 2006.

Disclosures in future filings will be revised to contain the requested information.

15. We note that a change in estimate was recorded in the quarter ended October 2, 2005 to conform the lives of Hollywood's long lived assets to Movie Gallery's policy and record the increase in depreciation expense generated by recording Hollywood's long lived assets at their increased fair value in the business combination accounting. Please explain to us why you did not make the change to conform the lives of Hollywood's long lived assets to Movie Gallery's policy during the second quarter of 2005 when the acquisition took place. Also tell us why the increased in depreciation expense generated by the increased fair value in Hollywood long lived assets is considered a change in accounting estimate, as it appears from Note 2 that the value of the acquired long lived assets did not change between the second and third quarter. Also, tell us why you believe it is appropriate to charge the portion of the amount that related to the ten weeks ended July 3, 2005 in the thirteen weeks ended October 2, 2005, rather than restating the second quarter Form 10-Q. We may have further comment upon receipt of your response.

Response
As of the second quarter of 2005, Hollywood had received only a summary level long-lived asset schedule from the valuation specialist. This schedule provided an appropriate basis to record an estimate of the increased fair value of property, furnishings and equipment in the second quarter, but we were unable to calculate the precise impact on depreciation of conforming the lives to Movie Gallery's depreciation policies or the impact on depreciation expense attributable to the change in asset fair values without the detail asset files. The detail asset files were needed, for example, to match up the revised fair values of the leasehold improvements by store with the remaining lives of the leases as of the acquisition date. We estimated the depreciation for the Hollywood assets based on the historical quarterly depreciation trends and the aggregate fair value, but were unable to make precise computations of depreciation expense in the second quarter with the best information available and we disclosed that the purchase price allocation was preliminary. Implicit in this disclosure, we believe, is an understanding that subsequent changes in the allocation could have an impact on post-combination operating results.

We did not receive detail asset files from the valuation specialist until August 2005. The impact on depreciation of the increase in fair value and conforming the useful lives of Hollywood to the Movie Gallery's policy was calculated and recorded in the third quarter.

The disclosure regarding the change in estimate in the second paragraph following the table in note 3 of the third quarter Form 10Q referred to conforming the lives of Hollywood's long lived assets to the Company's policy only. The disclosure will be clarified in future filings. Movie Gallery and Hollywood followed the same accounting policy for amortizing leasehold improvements-both companies amortized leasehold improvements over the lesser of the "lease term" or the assets' useful lives, as determined under FASB Statement 13.

We believe that the effects of this adjustment were appropriately accounted for as a revision in estimate in the third quarter with appropriate disclosure of the portion attributable to the ten weeks ended July 3, 2005 in accordance with APB 28 paragraph 26, and SFAS No. 154 paragraph 19.

16. We note your disclosure in Note 6 that you have entered into a two-year floating-to-fixed interest rate swap for an amount of $280 million. Please tell us, and disclose in future filings, how you have accounted for the swap in accordance with the guidance in SFAS No. 133.

Response
The interest rate swap is a cash flow hedge. The hedge is structured such that all of the terms match exactly to the hedged debt and there is no hedge ineffectiveness. The terms of the debt and the fixed rate payments to be received on the swap coincide (notional amounts, payment dates, terms and rates) and the hedge is considered perfectly effective. We designated the swap, at inception, as a cash flow hedge and documented our hedge designation contemporaneously. At the end of each reporting period, we assess hedge effectiveness by making sure that the terms match exactly the designated hedged debt instrument. On each reset date (the 5th of each quarter) after the variable rate has been determined, the ultimate payment or receipt is calculated and recorded as an increase or decrease of interest expense on a weighted average basis over the period in accordance with SFAS 133 paragraph 132.

Disclosures in future filings will be revised to include requested information.

17. We note that at October 2, 2005, the legal contingencies reserve was $8.9 million of which $8.5 million relates to pre-acquisition contingencies. Please tell us if this amount has been included in the purchase price allocation of Hollywood Entertainment or your other recent acquisitions. Also, please tell us and disclose in future filings the nature of the legal or other contingencies outstanding and the reasons the amounts may require future adjustments. See SAB Topic 2A.7 and paragraphs 9-12 of SFAS 5.

Response
The pre-acquisition contingencies of $8.5 million were included in the purchase price allocation of Hollywood Entertainment. Reserves may require adjustments because these cases are active, ongoing litigation and many are still in discovery phases. The amounts reserved represent management's best estimate as of October 2, 2005. Detail of the pre-acquisition contingencies is as follows:

a) $4.2 million reserve: Hollywood was named as a defendant in a sexual harassment lawsuit filed in the Supreme Court of the State of New York, Bronx County. The action, filed by eleven former female employees, alleges that an employee, in the course of their employment as a store director for Hollywood, sexually harassed and assaulted certain of the plaintiffs, and that Hollywood and its members of management failed to prevent or respond adequately to the employee's alleged wrongdoing. Our current reserve is based on management's judgment of the ultimate settlement.

b) $3.0 million reserve: Hollywood was named as a defendant in several purported class action lawsuits asserting various causes of action, including claims regarding its membership application and additional rental period charges. Hollywood has vigorously defended these actions and maintains that the terms of its additional rental charge policy are fair and legal. Hollywood has been successful in obtaining dismissal of three of the actions filed against it. A statewide class action entitled George Curtis v. Hollywood Entertainment Corp., dba Hollywood Video, Defendant, No. 01-2-36007-8 SEA was certified on June 14, 2002 in the Superior Court of King County, Washington. On May 20, 2003, a nationwide class action entitled George DeFrates v. Hollywood Entertainment Corporation, No. 02 L 707 was certified in the Circuit Court of St. Clair County, Twentieth Judicial Circuit, State of Illinois. Hollywood reached a nationwide settlement with the plaintiffs. A settlement was reached on all of the various claims asserted in each of the related actions. Preliminary approval of settlement was granted on August 10, 2004. Hollywood agreed not to oppose plaintiffs' application for an award of $2.675M for fees and costs to class counsel and plaintiffs counsel, and up to $50K in class representative incentive awards. Class members will receive rent-one-get-one coupons on a claims-made basis with a guaranteed total redemption of $9 million along with other remedial relief. The court granted final approval of the settlement on June 24, 2005. An appeal of the final approval was filed on July 25, 2005. A settlement with the appellants was reached and the matter was fully and finally resolved on December 9, 2005. The Company's reserve reflects the monetary settlement.

c) $1.0 million reserve: Hollywood and the members of its former board of directors (including Hollywood's former chairman Mark Wattles) are defendants in a lawsuit pending in Clackamas County, Oregon. The lawsuit asserts breaches of duties associated with the merger agreement executed with a subsidiary of Leonard Green & Partners, L.P. ("LGP"). The Clackamas County actions were later consolidated and the plaintiffs filed an Amended Consolidated Complaint alleging four claims for relief against the board members arising out of the merger of Hollywood with Movie Gallery. The purported four claims for relief are breach of fiduciary duty, misappropriation of confidential information, failure to disclose material information in the proxy statement in support of the Movie Gallery, Inc. merger, and a claim for attorneys' fees and costs. The Amended Consolidated Complaint also names UBS Warburg and LGP as defendants. On April 7, 2005, the plaintiffs filed a motion seeking to enjoin Hollywood's merger with Movie Gallery. Hollywood and its board members moved to dismiss the Amended Consolidated Complaint and opposed the effort to enjoin the merger. On April 19, 2005, the plaintiffs withdrew their request for an injunction and stated their intent to file another amended complaint seeking damages. Following the merger with Movie Gallery, the plaintiffs filed a Second Amended Consolidated Complaint. The plaintiffs restated their causes of action and generally allege that the defendants adversely impacted the value of Hollywood through the negotiations and dealings with LGP. The defendants filed motions to dismiss and, on January 9, 2006, the Court heard oral argument. There has not yet been a decision issued on the motions to dismiss.

Hollywood and the former members of its board have also been named as defendants in a separate lawsuit entitled JDL Partners, L.P. v. Mark J. Wattles et al. filed in Clackamas County, Oregon, Circuit Court. This lawsuit, filed before Hollywood's announcement of the merger agreement with Movie Gallery, alleges breaches of fiduciary duties related to a bid by Blockbuster Inc. for Hollywood as well as breaches related to a loan to Mr. Wattles that Hollywood forgave in December 2000. On April 25, 2005, the JDL Partners action was consolidated with the other Clackamas County lawsuits.

d) $0.3 million reserve: related to various other individually insignificant litigation exposures

Disclosures in future filings will be revised to include the requested information.

18. We note your disclosure that on October 25, 2005 you notified 92 Movie Gallery associates that their positions will be relocated or eliminated as part of integration efforts that the cost will be expensed in future periods over the retention period for the impacted associates. Please tell us the length of the retention period for the associates and if it is less than 60 days, please tell us your basis for not recording the liability at the time the plan was communicated to the employees. See paragraphs 9 through 11 of SFAS No. 146.

Response
The required service periods for the 92 Movie Gallery associates range between 126 days and 365 days. Therefore the liability for the termination benefits was measured initially at the communication date based on the fair value of the liability as of the termination date. The liability is being recognized ratably over the future service period in accordance with the guidance in SFAS No. 146 paragraph 11.

Report on Form 8-K/A dated April 27, 2005

19. The presentation in your pro forma balance sheet is somewhat confusing as you have presented various pro forma adjustments included in the balance sheet on a net rather than gross basis. In future filings, please ensure that all adjustments in your pro forma balance sheet are presented on a gross rather than net or combined basis.

Response
We note the Staff's comment and will make appropriate revisions to the presentation of our pro forma adjustments in any future filings requiring a pro forma balance sheet.